ARKEMA

RECEIVED

2007 OCT -4 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October ,1st, 2007

07027102

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

dlw 10/4

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : " Arkema has finalized the acquisition of Coatex "

ARKEMA

RECEIVED

2007 OCT -4 A 3:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Communiqué de presse

Colombes, October 1st 2007

Arkema has finalized the acquisition of Coatex

Arkema has finalized the acquisition of the company Coatex and is pleased to welcome this new business unit specialized in the manufacture of high added value acrylic polymers. Its main end-markets include the paper and paint industries, water treatment, as well as cosmetics and textile manufacture.

Coatex's businesses offer strong synergies with Arkema and represent a downstream activity of Arkema's acrylic monomer production sites in Bayport (United States) and Carling (France).

Coatex acquisition is a new significant step of Arkema's in-depth transformation, notably through its dynamic portfolio management.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

Press release

Communiqué de presse

Colombes, le 1er octobre 2007

Arkema a finalisé l'acquisition de la société Coatex

Arkema a finalisé l'acquisition de la société Coatex et se félicite d'accueillir cette nouvelle business unit spécialisée dans la fabrication de polymères acryliques à forte valeur ajoutée. Ses principaux marchés sont l'industrie du papier, les peintures, le traitement de l'eau, la cosmétique et le textile.

Les activités de Coatex présentent d'importantes synergies avec Arkema et constituent un aval naturel de ses sites de production de monomères acryliques à Bayport (Etats-Unis) et à Carling (France).

L'acquisition de la société Coatex est une nouvelle étape importante de la transformation en profondeur d'Arkema, notamment par la gestion dynamique de son portefeuille d'activités.

Acteur de la chimie mondiale, Arkema regroupe 3 pôles d'activités cohérents et intégrés, les Produits Vinyliques, la Chimie Industrielle et les Produits de Performance. Présent dans plus de 40 pays avec 17 000 collaborateurs, Arkema réalise un chiffre d'affaires de 5,7 milliards d'euros. Avec ses 6 centres de recherche en France, aux États-Unis et au Japon, et des marques internationalement connues, Arkema occupe des positions de leader sur ses principaux marchés.

Contacts investisseurs Arkema :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Contacts presse Arkema :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END